# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TKO Group Holdings, Inc., CIK 0001973266
CUSIP: 87256C101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 200 Fifth Ave., 7th Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 02/13/2025
Amends the filing with accession number 0000950170-24-138129
Filed by CIK 0001320234
Persons authorized to receive notices and communications: Robert Hilton, c/o TKO Group Holdings, Inc., 200 Fifth Ave, 7th Floor, New York, New York (NY), 10010, (646) 558-8333

## Reporting persons
- Ariel Emanuel (CIK 0001320234): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 60,374; shared voting power 94,021,358; sole dispositive power 60,374; shared dispositive power 94,021,358; aggregate amount beneficially owned 94,081,732 (55.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: TKO Group Holdings, Inc.
Address of issuer's principal executive offices: 200 Fifth Ave., 7th Floor, New York, New York (NY), 10010
Comment: This Amendment No. 3 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on November 24, 2023 (as amended, the "Schedule 13D), related to the shares of Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock"), of TKO Group Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

From January 17, 2025 through February 18, 2025, Endeavor Operating Company, LLC ("EOC") purchased 1,897,650 shares of Class A Common Stock for aggregate consideration of approximately $300.9 million. EOC used available working capital to fund these purchases.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
January Capital HoldCo, LLC ("January HoldCo") is the record holder of 83,074,858 units of TKO Operating Company, LLC ("TKO OpCo Units"), and January Capital Sub, LLC ("January Sub") is the record holder of 6,542,033 TKO OpCo Units. Subject to the terms of the operating agreement of TKO Operating Company, LLC ("TKO OpCo"), the TKO OpCo Units may be redeemed for shares of Class A Common Stock on a one-for-one basis. In addition, EOC is the record holder of 2,579,437 shares of Class A Common Stock and WME IMG, LLC ("WME IMG") is the record holder of 1,825,030 shares of Class A Common Stock.

Endeavor is the managing member of Endeavor Manager, LLC, which in turn is the managing member of EOC. EOC is the sole member of January HoldCo and January Sub (EOC, January HoldCo and January Sub, collectively, the "EDR Subscribers"). WME IMG is an indirect subsidiary of Endeavor. As a result, Endeavor may be deemed to beneficially own the securities held of record by the EDR Subscribers or WME IMG. The Reporting Person is a member of the governing body of Endeavor and as a result may be deemed to share beneficial ownership of the securities beneficially owned by Endeavor.

In addition, the Reporting Person is the record holder of 60,374 shares of Class A Common Stock.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of February 18, 2025, based upon 81,203,161 shares of Class A Common Stock outstanding as of December 18, 2024.
Transactions in the class effected during the past sixty days:
Since the date of the last amendment to this Schedule 13D, EOC has purchased an aggregate of 1,897,650 shares of Class A Common Stock in a series of open market transactions pursuant to the Trading Plan. Details by date, listing the number of shares purchased and the weighted average price per share, for transactions during this period are provided below. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares purchased at each separate price for this transaction.

January 17, 2025: 125,589 shares at a weighted average price of $143.05 per share

January 21, 2025: 108,476 shares of at a weighted average price of $144.13 per share

January 22, 2025: 115,952 shares at a weighted average price of $143.85 per share

January 23, 2025: 120,958 shares at a weighted average price of $150.92 per share

January 24, 2025: 105,038 shares at a weighted average price of $153.04 per share

January 27, 2025: 89,234 shares at a weighted average price of $153.19 per share

January 28, 2025: 92,559 shares at a weighted average price of $157.68 per share

January 29, 2025: 99,996 shares at a weighted average price of 156.60 per share

January 30, 2025: 66,021 shares at a weighted average price of $158.39 per share

January 31, 2025: 80,758 shares at a weighted average price of $156.80 per share

February 3, 2025: 94,161 shares at a weighted average price of $157.79 per share

February 4, 2025: 76,587 shares at a weighted average price of $157.12 per share

February 5, 2025: 81,019 shares at a weighted average price of $159.72 per share

February 6, 2025: 72,970 shares at a weighted average price of $160.59 per share

February 7, 2025: 177,861 shares at a weighted average price of $165.99 per share

February 10, 2025: 116,256 shares at a weighted average price of $172.03 per share

February 11, 2025: 156,446 shares at a weighted average price of $175.60 per share

February 12, 2025: 117,769 shares at a weighted average price of $176.40 per share

None of the foregoing transactions involved a purchase of Class A Common Stock by Mr. Emanuel. Except for the foregoing and the transaction described in Item 6, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On December 17, 2024, EOC entered into a trading plan (the "Trading Plan") pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The Trading Plan provided for periodic purchases of Class A Common Stock by a broker dealer of the Issuer on behalf of EOC until the earliest of (i) the date an aggregate purchase amount of $900 million of shares of Class A Common Stock have been purchased; (ii) the date any person publicly announces a tender or exchange offer with respect to the Class A Common Stock; (iii) the date of public announcement of a merger, acquisition, reorganization, recapitalization, or comparable transaction; (iv) the date the broker dealer receives notice of intended commencement of any proceedings; (v) the date of written notice of termination of the Trading Plan; or (vi) 4:30 p.m. New York time on March 31, 2025.

On February 13, 2025, EOC voluntarily terminated the Trading Plan in accordance with the terms of the Trading Plan.

## Signatures
- Ariel Emanuel: /s/ Ariel Emanuel, Ariel Emanuel (02/18/2025)